UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FLOW INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

343468104

(CUSIP Number)

John G. Igoe, P.A.

Edwards Wildman Palmer LLP

525 Okeechobee Boulevard, Suite 1600

West Palm Beach, Florida 33401

(561) 833-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2013

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)	NAME OF REPORTING PERSON Otter Creek Partners I, L. P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,020,337
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,020,337
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,020,337
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
(14)	TYPE OF REPORTING PERSON PN

(1)	NAME OF REPORTING PERSON Otter Creek International Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,443,927
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,443,927
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,927
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
(14)	TYPE OF REPORTING PERSON CO

(1)	NAME OF REPORTING PERSON Otter Creek Management, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,464,264
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,464,264
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,464,264
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
(14)	TYPE OF REPORTING PERSON CO

(1)	NAME OF REPORTING PERSON R. Keith Long
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,464,264
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,464,264
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,464,264
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
(14)	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on August 12, 2011, as amended March 21, 2012 (the “Original Statement”, and as amended by this Amendment No. 2, this “Schedule 13D”) and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Otter Creek Partners I, L.P., a Delaware limited partnership (the “Domestic Fund”), Otter Creek International, Ltd., a British Virgin Islands international business company (the “Offshore Fund”), Otter Creek Management, Inc., a Delaware corporation (the “Management Company”) and R. Keith Long, an individual (“Mr. Long” and, together with the Domestic Fund, the Offshore Fund and the Management Company, the “Reporting Persons”).

This Schedule 13D relates to the common stock, par value $0.01 per share, of Flow International Corporation, a Washington corporation (the “Issuer”), which has principal executive offices located at 23500 64th Avenue South, Kent, Washington 98032. Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer. The Management Company is the sole general partner of the Domestic Fund and the investment adviser to the Domestic Fund and the Offshore Fund (collectively, the “Funds”). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby supplemented as follows: On March 27, 2013, the Funds sent a letter to the Board of Directors of the Issuer urging that the Issuer explore strategic options, including a sale of the company. A copy of the letter is filed as Exhibit 99.2 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a)	The following table sets forth the aggregate number and the percentage of outstanding shares of Common Stock that the Reporting Persons beneficially owned as of March 27, 2013.

Name	Shares of Common Stock Beneficially Owned		Percentage of Shares of Common Stock Beneficially Owned (1)
The Domestic Fund	1,020,337		2.1%
The Offshore Fund	1,443,927		3.0%
The Management Company	2,464,264	(2)	5.1%
R. Keith Long	2,464,264	(2)	5.1%

The Reporting Persons, as a group	2,464,264		5.1%

(1)	Based on 48,423,308 shares of Common Stock reported outstanding by the Issuer as of February 26, 2013 in its Quarterly Report on Form 10-Q for the period ended January 31, 2013.
(2)	Each of the Management Company and R. Keith Long disclaims beneficial ownership of the shares of Common Stock held by the Funds, except to the extent of its or his pecuniary interest therein and this statement shall not be deemed an admission that the Management Company or R. Keith Long is the beneficial owner of such shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or any other purpose.

(b)	The Management Company and Mr. Long share voting and dispositive power with respect to the 2,464,264 shares of Common Stock held directly by the Funds. The Management Company, Mr. Long and the Domestic Fund share voting and dispositive power with respect to the 1,020,337 shares of Common Stock held directly by the Domestic Fund. The Management Company, Mr. Long and the Offshore Fund share voting and dispositive power with respect to the 1,443,927 shares of Common Stock held directly by the Offshore Fund.

(c)	Since January 26, 2013, the Reporting Persons acquired and disposed of shares of Common Stock as set forth below. All such shares were acquired through brokers’ transactions.

Transactions by the Domestic Fund

Trade Date	Number of Shares	Price Per Share	Transaction
1/21/2013	20,000	$3.8899	Sold
3/21/2013	25,000	3.44	Bought
3/21/2013	9,126	3.4624	Bought
3/22/2013	7,371	3.5331	Bought

Transactions by the Offshore Fund

Trade Date	Number of Shares	Price Per Share	Transaction
1/23/2013	30,000	$3.8899	Sold
2/26/2013	1,700	3.8819	Sold
2/27/2013	1,806	3.8825	Sold
3/5/2013	7,227	3.8019	Sold
3/11/2013	6,500	3.7619	Sold

(d)	Other than the Funds which directly hold the shares of Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement and Power of Attorney dated August 12, 2011 among the Reporting Persons (previously filed).

99.2	Letter dated March 27, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2013

OTTER CREEK PARTNERS I, L.P.

By:		Otter Creek Management, Inc.,
its general partner

	By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.

By:		/s/ R. Keith Long
R. Keith Long, Director

OTTER CREEK MANAGEMENT, INC.

By:		/s/ R. Keith Long
R. Keith Long, Chief Executive Officer

R. KEITH LONG

R. Keith Long
R. Keith Long